EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
	1998	1999	2000	2001	2002
Earnings:
Income before income taxes	$158,268	$50,062	$45,847	$132,095	$122,779
Interest expense	19,945	18,926	15,282	21,776	25,608
Amortization of debt costs	257	390	454	782	523
Interest portion of rental expense	5,355	5,429	5,832	6,242	6,661

Total earnings	$183,825	$74,807	$67,415	$160,895	$155,571

Fixed charge:
Interest expense	$19,945	$18,926	$15,282	$21,776	$25,608
Amortization of debt costs	257	390	454	782	523
Interest portion of rental expense	5,355	5,429	5,832	6,242	6,661

Total fixed charges	$25,557	$24,745	$21,568	$28,800	$32,792

Ratio of earnings to fixed charges	7.2	3.0	3.1	5.6	4.7